Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-218629

Term Sheet

18,000,000 Depositary Shares Each Representing a 1/40th Ownership Interest

in a Share of Fixed-Rate Perpetual Non-Cumulative Preferred Stock, Series G

Issuer:	KeyCorp (Ticker: KEY)

Security:	Depositary Shares Each Representing a 1/40th Ownership Interest in a Share of Fixed-Rate Perpetual Non-Cumulative Preferred Stock, Series G (the “Series G Preferred Stock”)

Size:	$450,000,000 (18,000,000 depositary shares)

Maturity:	Perpetual

Expected Ratings*:	Baa3 / BB+ / BB (Moody’s / S&P / Fitch)

Liquidation Preference:	$1,000 per share of preferred stock (equivalent to $25.00 per depositary share)

Dividend Rate (Non-Cumulative):	Dividends will be calculated at a fixed annual rate of 5.625% of the $1,000 per share liquidation preference per annum, payable on a non-cumulative basis only when, as and if declared by the board of directors.

Dividend Payment Date:	15th day of March, June, September and December, commencing on September 15, 2019, in each case when, as and if declared by the Issuer’s board of directors or any duly authorized committee of the Issuer’s board of directors.

Record Date:	The 15th calendar day before the related dividend payment date (provided, however, if any such date is not a business day, then the record date will be the next succeeding day that is a business day) or such other date as determined by the Issuer’s board of directors or any duly authorized committee of the board of directors.

Optional Redemption:

On September 15, 2024, or any dividend payment date thereafter, the Series G Preferred Stock may be redeemed, at the Issuer’s option, in whole or in part, at a redemption price equal to $1,000 per share (equivalent to $25.00 per depositary share) plus any declared and unpaid dividends, without regard to any undeclared dividends. Notwithstanding the foregoing, the Series G Preferred Stock may be redeemed at the Issuer’s option in whole, but not in part, at any time within 90 days after the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $1,000 per share (equivalent to $25.00 per depositary share) plus any declared and unpaid dividends, without regard to any undeclared dividends. Neither the holders of Series G Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series G Preferred Stock. The Issuer’s redemption of the Series G Preferred Stock will cause the redemption of the corresponding depositary shares.

Under the Federal Reserve’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Series G Preferred Stock is subject to prior approval of the Federal Reserve, and the Issuer must either replace the shares to be redeemed with an equal amount of instruments that qualify as common equity Tier 1 capital or additional Tier 1 capital, or demonstrate to the Federal Reserve that following such redemption the Issuer will continue to hold capital commensurate with its risk.

Trade Date:	April 22, 2019

Settlement Date:	April 29, 2019 (T+5)

Public Offering Price:	$25.00 per depositary share

Underwriting Discount:	$13,997,625 (Reflects a discount of $0.25 per depositary share on 330,000 depositary shares sold to institutional investors, and a discount of $0.7875 per depositary share on 17,670,000 depositary shares sold to retail investors.)

Net Proceeds (before expenses) to Issuer:	$436,002,375

Use of Proceeds:	General corporate purposes

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

Merrill Lynch, Pierce, Fenner & Smith

    Incorporated

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

KeyBanc Capital Markets Inc.

UBS Securities LLC

Wells Fargo Securities, LLC

Co-Managers:	Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC

Depositary:	Computershare Trust Company, N.A. and Computershare Inc., jointly.

Listing:	Application will be made to list the depositary shares on the New York Stock Exchange (the “NYSE”) under the symbol “KEY PrK.” If the application is approved, trading of the depositary shares is expected to commence on the NYSE within a 30-day period after the original issuance date of the depositary shares.

CUSIP/ISIN:	493267 868 / US4932678687

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The depositary shares are equity securities and not bank deposits, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Pursuant to rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in two business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the depositary shares on the date of pricing or the next two succeeding business days, because the depositary shares will initially settle in T+5, you will be required to specify an alternative settlement cycle at the time of your trade to prevent a failed settlement.

KeyBanc Capital Markets Inc., is an affiliate of KeyCorp and a member of FINRA and is participating in the distribution of the depositary shares. The distribution arrangements for this offering comply with the requirements of FINRA Rule 5121, regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with FINRA Rule 5121, no FINRA member firm that has a conflict of interest under FINRA Rule 5121 may make sales in this offering to any discretionary account without the prior approval of the customer.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Goldman Sachs & Co. LLC at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533, KeyBanc Capital Markets Inc. at 1-866-227-6479, UBS Securities LLC at 1-888-827-7275, Wells Fargo Securities, LLC at 1-800-645-3751, Credit Suisse Securities (USA) LLC at 1-800-221-1037, or RBC Capital Markets, LLC at 1-866-375-6829.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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